Quarterly Earnings Report                                                              Octubre 27, 2012
            3Q12

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with the same period of 2011, unless otherwise stated. Figures may vary slightly due to rounding).

  The Group’s net sales for the quarter reached $11,023.9 million pesos
  Gross income for the period was $1,988.0 million; the gross margin for the quarter was 18.03%.
  Operating expenses reached $1,695.0 million pesos and represented 15.38% of the Company’s total sales.
  Quarterly operating income was $292.9 million, resulting in an operating margin of 2.66% for the period.
  Third quarter EBITDA was $394.8 million, or 3.58% of total sales.
  As of September 30, 2012, GCS’s net debt totaled $9,042.4 million.
  GCS closed the quarter with 24 Distribution Centers and over 1,360 pharmacies in operation across Latin Americ

Mexico City, Mexico, October 27, 2012.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products as well as health, beauty aids and consumer goods and publications and one of the most important pharmacy chains in Latin America, announced its consolidated financial and operating results for the second quarter of 2012.

QUARTERLY EARNINGS

In the third quarter of 2012, Saba facedlose competition in the distribution and marketing of pharmaceutical products, health and beauty aids, and consumer goods in Mexico as well as in the other Latin America countries in which we operate. Our operating strategy has been to maintain emphasis on improving efficiency levels and controlling logistic costs and expenses, as well as offering competitive prices, generating positive results in practically all our divisions. At the sales level, we are continue to focusing on improving the availability of the most in-demand products for our clients in wholesale and in our pharma network, as well as improving the care and service of our stock sales. In regards to growth, opening new pharmacies in Latin America and in Mexico allowed us to strengthen our presence in the markets in which we already operate, as well as to improve the knowledge of the brands with which we operate.

NET SALES

Net sales for the quarter totaled $11,023.9 million, a decrease of 11.4% compared to $12,446.2 million in 3Q2011. This decrement resulted mainly due to the disincorporation of Peru’s operations from Casa Saba.

SALES BY DIVISON

DISTRIBUTION DIVISION

PHARMA, HEALTH, BEAUTY AND CONSUMER GOODS

Sales from our Pharma, Health, Beauty and Consumer Goods division increased 0.4% versus the 3Q2011, totaling $5,163.0 million. In terms of total sales, this division’s percentage went from 41.3% in 3Q2011 to 46.8% in the 3Q2012.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 10.5% compared to the third quarter of 2011. This growth was due to our increased participation in the bidding processes of various State and Federal health institutions. In terms of total sales, this division represented 2.5% in 3Q2011 and 3.1% in the 3Q2012.

PUBLICATIONS

Sales from our Publications Distribution division declined 32.5% compared to the third quarter of 2011, as a result of the business disincorporation in August of the current year. In terms of total sales, this division’s percentage represented 1.5% in 3Q2011.

RETAIL PHARMACY

During the third quarter of the year, sales from our Retail Pharmacy division decreased by $1,415.0 million pesos, or 20.8%, due the disincorporation of Peru, the Brazilian restructuring and lower institutional sales in our Farmacias ABC chain.  A portion of this effect was offset by the positive performance of Farmacias Ahumada.

This division’s percentage of the Group’s overall sales rose to 48.9% vs. 48.8% % in the 3Q2011.

As a result, the sales mix for the second quarter of 2012 was as follows:

                                                 Division                            % of Sales
                                         Retail Pharmacy                            48.9%
                                       Total Distribution                           51.1%
                                    Pharma, Health & Beauty                    46.8%
                                     Government Pharma                            3.1%
                                            Publications                                 1.2%
                                                 TOTAL                                100.0%

GROSS INCOME

During the third quarter of 2012, gross income reached $1,988.0 million pesos, amount 15% lower than the gross income reached in the third quarter of 2011. This resulted mainly from the disincorporation of Peru’s operations from Casa Saba.

OPERATING EXPENSES

Operating expenses in the third quarter of 2012 declined by $373.3 million pesos, or 18.5%, compared to the same period of the previous year. This decrease was the result of the disincorporation of Peru’s operations, reducing management and sales expenses.

As a percentage of total sales, operating expenses represented 15.38% during the third quarter of 2012 compared to 16.62% during the same period of 2011.

OPERATING INCOME

Quarterly operating income for 3Q2012 was $292.9 million, a higher amount than the $270.5 million reported in 3Q2011. This increase in operating income was the result of an operating expenses reduction.

Operating income margin for the 3Q2012 was 2.66%, versus 2.17% in 3Q2011.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION (EBITDA)

EBITDA for 3Q2012 was $394.8 million, an amount slightly inferior compared to the $395.6 million reported in the third quarter of 2011.

EBITDA margin for the third quarter of 2012 was 3.58%.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $274.4 million in 3Q2012, 7.97% lower than the CCF reported during 3Q2011.

This decrease was primarily due to minor interest payments.

NET DEBT

The Company’s net debt at the end of 3Q2012 was $9,042.4 million pesos.

OTHER EXPENSES (INCOME)

During the third quarter of the year, other expenses totaled $1.5 million.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the third quarter of 2012 were $124.8 million, an amount higher than the $3.27 million reported in 3Q2011.

NET INCOME (LOSS)

In the third quarter 2012 GCS recorded a net loss of $107.8 million, while in the same period last year a net income of $15.53 million was registered.

Analysis Coverage: We do not currently have analyst coverage from a brokerage firm or from a credit institution.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange, and its ADRs are listed on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains. With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile and Brazil.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil and Chile, as well as variations in the value of the Mexican peso as compared with the currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                                                    IR Communications:
Carlos Mora                                                                                   Jesús Martínez Rojas

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of September 2011

	Jan-Sept		Jan-Sept		Variation		July-Sept		July-Sept		Variation
Income Statement	2011	% of sales	2012	% of sales	$	%	2011	% of sales	2012	% of sales	$	%
NET SALES	37,312,791	100.00%	35,312,479	100.00%	(2,000,312)	(5.36%)	12,446,198	100.00%	11,023,991	100.00%	(1,422,207)	(11.43%)
COST OF SALES	30,626,537	82.08%	28,937,559	81.95%	(1,688,978)	(5.51%)	10,107,288	81.21%	9,035,991	81.97%	(1,071,297)	(10.60%)
Gross Profit	6,686,254	17.92%	6,374,920	18.05%	(311,334)	(4.66%)	2,338,910	18.79%	1,988,000	18.03%	(350,909)	(15.00%)
OPERATING EXPENSES
Sales Expenses	803,017	2.15%	858,079	2.43%	55,062	6.86%	302,803	2.43%	195,828	1.78%	(106,975)	(35.33%)
Administrative Expenses	4,738,300	12.70%	4,614,010	13.07%	(124,290)	(2.62%)	1,765,574	14.19%	1,499,205	13.60%	(266,369)	(15.09%)
Operating Expenses	5,541,317	14.85%	5,472,089	15.50%	(69,228)	(1.25%)	2,068,377	16.62%	1,695,033	15.38%	(373,344)	(18.05%)

Operating Income	1,144,937	3.07%	902,831	2.56%	(242,106)	(21.15%)	270,533	2.17%	292,967	2.66%	22,434	8.29%
COMPREHENSIVE COST OF FINANCING
Interest Paid	779,537	2.09%	790,899	2.24%	11,362	1.46%	289,719	2.33%	325,491	2.95%	35,772	12.35%
Interest (Earned)	(57,079)	(0.15%)	(106,407)	(0.30%)	(49,328)	86.42%	(22,512)	(0.18%)	(63,767)	(0.58%)	(41,256)	183.26%
Exchange Loss (Gain)	59,316	0.16%	(31,424)	(0.09%)	(90,740)	NC	31,008	0.25%	12,716	0.12%	(18,292)	(58.99%)
Monetary Position (gain)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Comprehensive Cost of Financing	781,774	2.10%	653,068	1.85%	(128,706)	(16.46%)	298,216	2.40%	274,440	2.49%	(23,776)	(7.97%)

OTHER EXPENSES (INCOME), net	(67,244)	(0.18%)	(592,126)	(1.68%)	(524,882)	780.56%	(46,936)	(0.38%)	1,523	0.01%	48,459	NC

NET INCOME BEFORE TAXES	430,407	1.15%	841,890	2.38%	411,482	95.60%	19,253	0.15%	17,004	0.15%	(2,249)	(11.68%)

PROVISIONS FOR:
Income Tax	275,324	0.74%	298,517	0.85%	23,192	8.42%	32,079	0.26%	94,652	0.86%	62,573	195.06%
Asset Tax	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Income Tax	(160,933)	(0.43%)	30,171	0.09%	191,104	NC	(28,352)	(0.23%)	30,171	0.27%	58,523	NC
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	114,391	0.31%	328,688	0.93%	214,296	187.34%	3,727	0.03%	124,823	1.13%	121,096	3249.26%

Net Income Before Extraordinary Items	316,016	0.85%	513,202	1.45%	197,186	62.40%	15,526	0.12%	(107,819)	(0.98%)	(123,345)	NC

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	316,016	0.85%	513,202	1.45%	197,186	62.40%	15,526	0.12%	(107,819)	(0.98%)	(123,345)	NC

Depreciation and Amortization	347,448	0.93%	321,427	0.91%	(26,021)	(7.49%)	125,144	1.01%	101,901	0.92%	(23,243)	(18.57%)
Operating Income plus Depreciation and Amortization	1,492,385	4.00%	1,224,258	3.47%	(268,127)	(17.97%)	395,677	3.18%	394,868	3.58%	(809)	(0.20%)

Net Income corresponding to Minority Interest

GRUPO CASA SABA, S.A.B. DE C.V.
BALANCE SHEET

 Figures are expressed in Mexican pesos as of September 2012

ACCOUNT / SUBACCOUNT	QUARTER CURRENT YEAR	CLOSE PRIOR YEAR	START PRIOR YEAR
	AMOUNT	AMOUNT	AMOUNT
TOTAL ASSETS	32,755,131	31,702,343	32,313,878

CURRENT ASSETS	20,190,608	19,183,127	19,199,379
CASH AND CASH EQUIVALENTS	2,254,978	2,279,258	1,290,466
CLIENTS	7,733,946	5,778,009	6,758,242
CLIENTS (NET)	9,130,185	7,174,200	7,816,040
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(1,396,239)	(1,396,191)	(1,057,798)
OTHER ACCOUNTS RECEIVABLES (NET)	3,194,756	2,183,831	2,005,460
INVENTORIES	6,866,251	8,814,926	9,075,998
OTHER CURRENT ASSETS	140,676	127,103	69,213

LONG TERM	37,418	55,180	51,177
INVESTMENTS IN SHARES OF SUBSIDIARIES AND			0
ASSOCIATED COMPANIES	37,418	55,180	51,177
PROPERTY MACHINARY AND EQUIPMENT NET	3,199,250	3,018,897	2,144,197
PROPERTY	2,485,342	2,355,389	2,341,262
MACHINERY AND EQUIPMENT	2,838,287	2,276,943	362,730
OTHER EQUIPMENT	1,579,045	1,994,938	3,869,497
ACCUMULATED DEPRECIATION	(3,732,853)	(3,608,905)	(4,433,178)
CONSTRUCTION IN PROGRESS	29,429	532	3,886
DEFERRED ASSETS (NET)	8,136,332	8,212,510	6,775,784
GOODWILL	2,809,808	3,995,236	3,943,617
BRANDS	2,613,883	2,650,393	0
RIGHTS AND LICENSING	2,693,677	1,562,791	2,813,067
OTHER INTANGIBLE ASSETS	18,964	4,090	19,100
OTHER NON CURRENT ASSETS	1,191,523	1,232,629	4,143,341
ADVANCE PAYMENTS	46,841	33,512	26,163
DEFERRED CHARGES (NET)			341,333
OTHERS	1,144,682	1,199,117	3,775,845

TOTAL LIABILITIES	24,701,572	24,385,166	25,083,830

CURRENT LIABILITIES	13,457,642	12,693,307	19,729,843
BANK CREDITS	2,861,756	2,839,489	9,220,381
SUPPLIERS	9,968,601	9,153,175	9,840,772
TAXES PAYABLE	627,285	700,643	668,690
OTHER CURRENT LIABILITIES	2,888,470	2,270,094	2,518,347
EMPLOYEE BENEFITS	174,593	161,417	(79,472)
OTHER CURRENT LIABILITIES	2,713,877	2,108,677	2,597,819
NON CURRENT LIABILITIES	8,435,682	9,505,715	2,289,346
BANK CREDITS	8,435,682	9,505,715	2,289,346
OTHER LIABILITIES	(80,221)	(83,950)	546,294

SHAREHOLDERS' EQUITY	8,053,559	7,317,177	7,230,048

CONTRIBUTED CAPITAL	2,503,875	1,993,875	1,993,548
CAPITAL STOCK	677,903	167,903	167,903
PREMIUM ON STOCK SOLD	869,878	869,878	869,551
CAPITAL INCREASE (DECREASE)	5,549,684	5,323,302	5,236,500
LEGAL RESERVE	3,974,282	4,231,001	3,904,134
OTHER RESERVES
PRIOR YEAR PROFIT	1,062,200	1,062,200	1,062,296
PROFIT	513,202	30,101	270,070